Room 4561

October 17, 2007

Mr. Stephen Ambler
Chief Financial Officer and Vice
  President, Finance
Immersion Corporation
801 Fox Lane
San Jose, CA 95131

      Re: Immersion Corporation
             Form 10-K for Fiscal Year Ended December 31, 2005
             Filed March 10, 2006
             File no. 000-27969

Dear Mr. Ambler:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Very truly yours,

Mark Kronforst
Accounting Branch Chief